UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Definitive Agreement

On June 1, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a certain sales agreement (the “Sales Agreement”) with Univest Securities, LLC (the “Sales Agent”) to issue and sell the Company’s Class A ordinary shares, with no par value per share (the “Class A Ordinary Shares”), in an aggregate offering amount of up to $100,000,000 through an at-the-market offering, under which the Sales Agent will act as sales agent and/or principal.

Subject to the terms and conditions of the Sales Agreement, the Sales Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Class A Ordinary Shares, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Class A Ordinary Shares described therein has been suspended, cancelled or otherwise terminated.

The Sales Agent’s obligation to sell Class A Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The sales, if any, under the Sales Agreement will be made by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Class A Ordinary Shares or to or through a market maker.

The Sales Agreement provides that the commission payable to the Sales Agent for sales of Class A Ordinary Shares with respect to which the Sales Agent acts as sales agent shall be equal to 3.00% of the gross proceeds of such sale. The Company also agreed to reimburse the Sales Agent $0.003 per share sold under the Sales Agreement as trading fee and exchange fee reimbursement and certain other expenses, subject to the limitations set forth in the Sales Agreement.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Sales Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Sales Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-291428), as supplemented by the prospectus supplement dated June 1, 2026, relating to the sale of up to $100,000,000 Class A Ordinary Shares.

A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Appleby, as BVI counsel to the Company, relating to the validity of the securities to be issued in accordance with the Sales Agreement is filed herewith as Exhibit 5.1 and is incorporated by reference herein.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (No. 333-286212) filed with the SEC on March 28, 2025 and (ii) the Company’s registration statement on Form F-3 (No. 333-291428) filed with the SEC on November 10, 2025.

Exhibits

Exhibit No.	Description
1.1	Sales Agreement, dated as of June 1, 2026, by and between the Company and Univest Securities, LLC
5.1	Opinion of Appleby
23.1	Consent of Appleby (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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